Exhibit 77K


The Trust's Board of Trustees has engaged Ernst & Young LLP, located 233 South Wacker Drive, Chicago, Illinois 60606, to be the independent auditors. The change in independent auditors was approved by the Trust's audit committee and the Trust's Board of Trustees, including Trustees who are not "interested persons" of the Fund (as defined in the 1940 Act).

PricewaterhouseCoopers LLP served as the independent public accountants for the Fund's last fiscal year. The client-auditor relationship between PricewaterhouseCoopers LLP and the Fund ceased as of May 25, 2000. The cessation of the client-auditor relationship between the Fund and PricewaterhouseCoopers LLP was based solely on a possible future business relationship by PricewaterhouseCoopers LLP with an affiliate of the Fund's investment adviser. PricewaterhouseCoopers LLP's reports on the financial statements for the Fund during the Fund's last two fiscal years did not contain an adverse opinion or disclaimer of opinion, nor was such report qualified or modified as to uncertainty, audit scope or accounting principles. During the last two fiscal years and any subsequent interim period, there were no disagreements with PricewaterhouseCoopers LLP on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement, if not resolved to the satisfaction of PricewaterhouseCoopers LLP would have caused PricewaterhouseCooper LLP to make reference to the subject matter of the disagreement in connection with its report.